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                              May 16, 2023

       Ron Bain
       Chief Financial Officer
       VAALCO Energy, Inc.
       9800 Richmond Avenue, Suite 700
       Houston, Texas 77042

                                                        Re: VAALCO Energy, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed April 6, 2023
                                                            File No. 001-32167

       Dear Ron Bain:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Business
       Acreage and Productive Wells, page 20

   1. Please expand your disclosures pertaining to acreage to include the annual expiration dates for material
amounts of expiring gross and net undeveloped acreage by geographical area to comply with
Items 1201(d) and 1208(b) of Regulation S-K.
       Proved Undeveloped Reserves, page 22

   2. Please expand your discussion to disclose the changes that occurred during the year in the net quantities of your
proved undeveloped reserves.

                                                        Your disclosure should
clearly identify the source of each change, e.g. revisions,
                                                        improved recovery,
extensions and discoveries, transfers to proved developed, sales and acquisitions, and
include an explanation relating to each of the items you identify. If two
 Ron Bain
FirstName  LastNameRon
VAALCO Energy,    Inc. Bain
Comapany
May        NameVAALCO Energy, Inc.
     16, 2023
May 16,
Page 2 2023 Page 2
FirstName LastName
         or more unrelated factors are combined to arrive at the overall change for an item, you should separately identify and quantify each material factor so that the change in net reserve quantities between periods is fully explained.

         Your disclosure of revisions in previous estimates should identify the changes associated with individual factors, such as changes caused by commodity prices, costs, royalty or working interest adjustments, well performance, unsuccessful and/or uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan, as applicable.

         In conjunction with your response, please provide us with an illustration of your proposed disclosure revisions. You may refer to Item 1203(b) of Regulation S-K if you require further clarification or guidance.
Net Volumes Sold, Prices, and Production Costs, page 23

3. Please expand your disclosure of the net volumes sold by country for each of the last three fiscal years to additionally present the production volumes for each field or operational area within a country that contains 15% or more of the total proved reserves to comply with Item 1204(a) of Regulation S-K, using the definition of field that is provided in Rule
         4-10(a)(15) of Regulation S-X.
Supplemental Information on Crude Oil, Natural Gas and NGLs Producing
Activities
(Unaudited)
Estimated Quantities of Proved Reserves, page F-55

4. Please expand the tabular disclosures of proved developed and proved undeveloped reserves by individual product type on pages F-55 and F-56 to additionally include the net quantities at the beginning of the initial period shown in the reserves reconciliation (e.g.
         January 1, 2020) to comply with FASB ASC 932-235-50-4.
5. We note that you report production volumes of 3,857 MBoe and 2,599 MBoe for 2022 and 2021 on page F-57, while reporting production volumes of 3,729 MBoe and 2,405
         MBoe, for these same periods on page 75.

         Please revise your disclosures as necessary to address this apparent inconsistency.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 or Karl Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding the comments.
 Ron Bain
VAALCO Energy, Inc.
May 16, 2023
Page 3


FirstName LastNameRon Bain         Sincerely,
Comapany NameVAALCO Energy, Inc.
                                   Division of Corporation Finance
May 16, 2023 Page 3                Office of Energy & Transportation
FirstName LastName